AMENDMENT TO NOTE PURCHASE AGREEMENT

This Amendment to Note Purchase Agreement (this "Amendment") is entered into as of December 5, 2008 by and between Colorep, Inc., a California corporation (the "Company") and Carthew Bay Technologies, Inc., an Ontario corporation ("Lender").

RECITALS

A. The Company and Lender are parties to that certain Note Purchase Agreement, dated as of February 1, 2008 (the "Note Purchase Agreement"), pursuant to which, among other things, Lender purchased from the Company, and the Company issued to Lender, secured debentures in the original principal amount of Two Million Dollars (the "Debentures").

B. The parties desire to amend the Note Purchase Agreement to as set forth herein.

THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Note Purchase Agreement, as amended hereby.

2. Consideration. In consideration for the changes to the Note Purchase Agreement described herein, and for the release of Three Hundred Thousand Dollars ($300,000) from that certain Escrow Account, as defined in the Escrow Agreement, dated as of April 18, 2008, by and among the Company, Lender, and PNC Bank, National Association, the Company agrees to pay Lender the following amounts concurrently with the execution hereof: (i) accrued interest on the Debentures at the rate of 1.0% per month thru October 31, 2008 in the amount of $140,000.00; (ii) interest on the Debentures at the revised rate of 1.5% per month for the months of November 2008, December 2008, and January 2009 in the amount of $90,000.00; (iii) all amounts outstanding as of October 31, 2008 in the amount of $65,281.50 pursuant to that certain invoice dated October 15, 2008, attached hereto as Exhibit A; and (iv) Ninety Thousand Dollars ($90,000), representing payment for November 2008, December 2008, and January 2009 of the increased overhead payments required pursuant to the Merger Agreement. Notwithstanding the foregoing, if the amounts to be paid by the Company pursuant to (i)-(iv) above exceed Three Hundred Seven Thousand Dollars ($307,000) (the "Cap") in the aggregate, all amounts in excess of the Cap shall be due and payable in a single sum on February 1, 2009.

3. Amendments to Note Purchase Agreement.

(a) Section 1(a) is hereby amended and restated as follows:

"Adjusted Post-CBT Transaction Outstanding Shares" shall mean the actual number of outstanding shares of CBT Common Stock immediately after the CBT Transaction, PLUS the number of shares of CBT Common Stock issuable upon exercise of options and warrants outstanding immediately after the CBT Transaction LESS (i) the number

of shares of CBT Common Stock issued to investors who participated in any Future Financing, (ii) shares issuable upon exercise or conversion of options and warrants issued by Colorep prior to October 27, 2008, and (iii) shares issuable upon exercise of warrants or options issued by Colorep.

(b) Section 1(b) is hereby amended and restated as follows:

"**Adjusted Post-CBT Transaction Shares**" shall mean 12.753% of the Adjusted Post-CBT Transaction Outstanding Shares, subject to adjustment in accordance with Section 2.3(a); provided, that in no event will the Adjusted Post-CBT Transaction Shares equal less than 5.3% of the outstanding shares of CBT Common Stock immediately after the CBT Transaction, calculated on a fully-diluted basis in accordance with U.S. generally accepted accounting principles.

(c) Section 1(j) is hereby amended and restated as follows:

"**Colorep Credit Facility**" shall mean shall mean that certain credit facility between Colorep and PNC Bank, National Association ("PNC"), dated as of April 18, 2008, or any future credit facility with another lender that replaces the facility with PNC.

(d) Section 1(n) is hereby deleted in its entirety and replaced with the following:

"**Future Financing**" shall mean any private placement by the Company of debt or equity securities occurring after October 27, 2008.

(e) Section 1(o) is hereby amended and restated as follows:

"**Maturity Date**" shall mean June 30, 2009.

(f) Sections 1(s) and 1(t) are hereby deleted in their entirety.

(g) Section 2.3(a) is hereby amended and restated as follows:

(a) CBT Transaction. All principal owing under the Debentures shall be canceled upon the closing of the CBT Transaction. In such event, the aggregate number of shares held by the CBT Shareholders shall be adjusted such that the Post-CBT Transaction Shares shall equal the number of Adjusted Post-CBT Transaction Shares. Any share of CBT Common Stock issued pursuant to this Section 2.3(a) shall be referred to as "Cancellation Shares." The interest owing with respect to the Debentures shall be paid in cash one month in arrears beginning December 1, 2008; however, any accrued interest remaining unpaid at the closing of the CBT Transaction may, at the option of Lender, be converted, in whole, into Conversion Shares with the number of Conversion Shares to be issued upon such conversion equal to the quotient obtained by dividing the unpaid accrued interest due and owing under the Debenture to be converted on the date of conversion by the Conversion Price.

(h) Section 2.3 is hereby amended by adding the following subsections:

(f) Prepayment of Interest. Notwithstanding the foregoing, the Company shall prepay all interest in the Debentures due and owing for the months of November 2008, December 2008, and January 2009.

(g) No Other Secured Obligations. As long as any portion of the amounts due and owing under the Debentures remains outstanding, the Company will not incur additional secured debt obligations that would rank pari passu to, or ahead of, the Debentures, except for debts incurred pursuant to a Colorep Credit Facility.

(i) The following new Section 2.4 is hereby added:

2.4 Subordination. Lender agrees to subordinate the Debentures to all amounts outstanding now or in the future under any Colorep Credit Facility; subject to the following: (i) the interest rate on the Debentures is increased to one and one-half percent (1.5%) per month, effective as of November 1, 2008; and (ii) execution of an inter-creditor and subordination agreement between PNC (or any future lender under a Colorep Credit Facility) and Lender on mutually acceptable terms.

4. Choice of Law. The validity of this Amendment, its construction, interpretation and enforcement, the rights of the parties hereunder, shall be determined under, governed by, and construed in accordance with the laws of the State of California.

5. Costs. All reasonable legal and accounting fees incurred by the parties in connection with this Amendment shall be borne by the Company.

6. Counterpart Execution. This Amendment may be executed in duplicate counterparts, which, when taken together will constitute one instrument, and each of which shall be deemed to be an original instrument. Execution may take place through facsimile exchange of executed signature pages, which shall upon delivery be effective as originally executed signature pages.

7. Effect on Note Purchase Agreement. The Note Purchase Agreement, as amended hereby, shall be and remain in full force and effect in accordance with its terms which are hereby ratified and confirmed in all respects. The execution, delivery, and performance of this Amendment shall not operate, except as expressly set forth herein, as a modification or waiver of any right, power, or remedy of the parties under the Note Purchase Agreement.

8. Entire Agreement. The Note Purchase Agreement, as amended pursuant to this Amendment, embodies the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes and replaces any and all prior or contemporaneous agreements, negotiations, discussions or understandings with respect to the subject matter hereof, whether express or implied, oral or written.

IN WITNESS WHEREOF, the parties have entered into this Amendment as of the date first above written.

COLOREP, INC.

By ______________________
Larry Levy, Chief Executive Officer

CARTHEW BAY TECHNOLOGIES, INC.

By ______________________
Michael Liik, Chief Executive Officer

CBT ACQUISITION CO., INC.

By ______________________
Michael Liik, Chief Executive Officer